Via Facsimile and U.S. Mail
Mail Stop 4720

May 5, 2010

John J. Stelben
Interim Chief Financial Officer
Coventry Health Care, Inc.
6705 Rockledge Drive, Suite 900
Bethesda, MD 20817

> **Re:** **Coventry Health Care, Inc.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Filed on February 26, 2010**
> **File Number: 001-16477**

Dear Mr. Stelben:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where our comments request you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, please explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Revenue Recognition, page 21

1.   Please disclose the amount of change in estimate related to the prior periods for CMS risk adjustment revenue, CMS audit reserves, OIG audit reserves and other

contract adjustments and performance based revenue recorded to results of operations for each period presented.

Goodwill, Other Intangible Assets and Other Long-lived Assets

Goodwill, page 25

2. For reporting units in which the estimated fair value is not substantially in excess of the carrying amount and therefore are at risk of failing step one of the impairment test, please revise your disclosure to include the following:

    a. Percentage by which fair value exceeded carrying value as of the date of the most recent test;
    b. Amount of goodwill allocated to each reporting unit;
    c. Description of how the key assumptions in the impairment analysis were determined;
    d. Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
    e. Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

    If you believe that material goodwill does not exist at reporting units that are at risk of failing step one, or that no reporting units are at risk, please revise to disclose this information.

3. On page 48, you state that the aggregate fair values of the reporting units when compared to the market capitalization were representative of market views when applying a reasonable control premium. Please tell us how the control premium was determined, and elaborate on the propriety of such amount.

*   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your response to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tabatha Akins, Staff Accountant (202) 551-3658 or Joel Parker, Accounting Branch Chief at (202) 551-3651, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant